CleanSpark, Inc.

1185 South 1800 West, Suite 3

Woods Cross, Utah 84087

September 30, 2020

VIA EDGAR

Division of Corporation Finance
Office of Energy & Transportation

U.S. Securities & Exchange Commission (the “Commission”)

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Timothy S. Levenberg

Re:	CleanSpark, Inc.
Registration Statement on Form S-3 Filed September 23, 2020
File No. 333-248975

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, CleanSpark, Inc. (the “Company”) hereby requests that the effective date for the above-referenced Registration Statement on Form S-3 (File No. 333-248975) be accelerated so that it will be declared effective at 5:00 PM Eastern Standard Time on October 2, 2020, or as soon thereafter as is practicable.

The undersigned, on behalf of the Company, acknowledges the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

Sincerely,

CLEANSPARK, INC.

/s/ Zachary K. Bradford
Zachary K. Bradford
President and Chief Executive Officer